NCM Financial, Inc.

Rosewood Court 2101 Cedar Springs Road, Suite 1050

Dallas, TX 75201

July 3, 2014

VIA EDGAR

Matthew Crispino, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	NCM Financial, Inc.

Registration Statement on Form S-1

Filed January 2, 2014

File No. 333-193160

Dear Mr. Crispino:

NCM Financial, Inc. (“NCM Financial”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 24, 2014, regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note your response to prior comment 2 that upon a successful partnership the requirement to register as a Registered Investment Advisor will be determined by the terms of the partnership. Please revise your disclosure to clarify the nature and relevance of the proposed partnership.

Response: We hereby advise the Staff that the partnership discussed in our response to prior comment 2 was regarding any potential sub-advisory agreement the Company may enter into, in the future. As part of the sub-advisory agreement, the Company would act as a sub-advisor to an advisor that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisors Act”). In the event such a partnership would require us to provide investment advisory services, the Company would be required to register as an investment advisor under the Advisers Act. As of the date of this Registration Statement, the Company has not entered into any sub-advisory agreements nor identified any potential partners for such sub-advisory agreements.

Risk Factors

Risks Related to Our Business and Industry

“If subscription renewal rates decrease, or we do not accurately predict…” page 6

2.	We note your response to prior comment 4. Please revise the caption and body of this risk factor to highlight your current number of paying subscribers.

Response: In response to the Staff’s comment, we have revised the risk factor to and body to include that we currently have one paid subscriber.

Risks Related to This Offering and Our Securities

3.	We note your response to prior comment 6 that if you do not raise any capital you will not be able to operate over the next six months. Please revise the disclosure to clarify if this means you will be able to continue your operations for six months or for some lesser period of time.

Response: We hereby advise the Staff that we have revised the disclosure on page [15] and page [45] to state that if we do not raise any capital, the current resources for operations for NCM Financial will last for less than six months.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

4.	We note your response to prior comment 8 that you revised your disclosure to state the extent to which you are currently using funds in your operations on a monthly basis. Please advise us of the location of the added disclosure or revise to include this.

Response: We hereby advise the Staff that in the risk factors on page [15], and in the liquidity and capital resources section on page [45], we have disclosed that the current usages of funds for services include office, telephone, server, and debt service expenses. We have also revised the disclosure to state that, on a monthly basis, the funds being used in our operations range anywhere between $10,000 and $20,000.On a monthly basis, current resources used for direct expenditures range anywhere between $2,000 and $3,000

Executive Compensation, page 51

5.	We note your response to prior comment 10. Please reconcile your statement on page 51 that Mr. Noel will receive semi-monthly installments of $1,000 pursuant to his employment agreement with the footnotes to your summary compensation table that state that Mr. Noel received monthly installments of $1,000.

Response: In response to the Staff’s comment, we have revised the footnotes in our summary compensation table and in the discussion of Michael Noel’s employment agreement to clarify the amounts Mr. Noel will receive in semi-monthly installments pursuant to his employment agreement.

Financial Statements for the Fiscal Years Ended December 31, 2013 and 2012

Statements of Stockholders’ Equity (Deficit), page F-3

6.	We note your response to prior comment 11. Since no consideration was received or exchanged, it remains unclear why the conversion results in a retained deficit. Further, as the shares were issued with a par value, it appears that appropriate entry would be to show the offset as discount on capital stock issued instead of as a charge to retained deficit.

Response: We hereby advise the Staff that we have revised the accounting method for the transaction pursuant to our conversation with our auditor and the Staff on July 2, 2014.

7.	We note your response to prior comment 13. Please clarify your statement that “[you] could not obtain identifiable objective evidence as to the fair value of the services provided.” Describe the nature of these services and indicate whether the provider offers similar services to others. That is, explain in greater detail why you cannot determine the fair value of such services. In addition, we note that you have defaulted to your IPO price to establish the value of the services received. Tell us how you determined that the IPO price represents fair value since you have yet to sell your shares of common stock at this price. In this regard, please provide a summary of the significant assumptions and valuation methodologies utilized to determine and verify that the IPO price does represent fair value

Response: We believe that the services provided over a three year period will provide NCM Financial the ability to expand globally. As a result, NCM Financial will have the ability to expand the company, market the company, and raise capital to complete the real time version of Option Portfolio Pro. The IPO price is a fair value for the services based on a three year time horizon and how global forces impact the cost of marketing NCM Financial. The global impact and the cost to provide these services to NCM Financial can adjust over time. Therefore, NCM Financial has determined the fair value for these services should be based on what is determined fair value for the stock. The following are various factors which determined the value of the services: liquidity, time of service, ability to scale NCM Financial, raise capital for expansion, and build the real time platform. Currently and over the duration of the contract, the changes in market forces could impact the cost of services globally. Therefore, NCM Financial has determined the fair value of the stock paid for services will provide NCM Financial the ability to expand.

The IPO price for NCM Financial is derived from multiple factors, which NCM Financial has determined to be a fair value price based on current market prices. The IPO price is based on valuation for the software and services market for global services, the future value based on investment and earnings, the current market intangibles, and replacement costs utilizing global indexes for intangible assets.

Software as a service or (SAAS) companies are providing consumers and businesses various services in the financial niche within the software services market. The size of individual companies within the sector range from startups, to companies with a few thousand users, to companies with hundreds of thousands of users, to companies with millions of users. NCM Financial is a SAAS company; which provides investors globally the ability to have financial information online, through mobile devices, and through tablet devices. The scalability of NCM Financial currently has an impact on the fair value price of NCM Financial. Therefore, the IPO price is aligned with current market prices for SAAS companies.

The software developed by NCM Financial as a SAAS company under the name of Option Portfolio Pro; which utilizes patented option portfolio technology is exclusively licensed to NCM Financial. The unique software provides consumers and businesses access to information. Based on current pricing strategies, media projections, and software platforms, NCM Financial is projecting to develop a user base over time of 50,000 to 250,000 users for its products and services. There are several undetermined factors that will determine ultimate full value of the stock, but NCM Financial is pricing the value of the stock for venture capital based returns using industry standard metrics based on capital allocation, intangible assets, scalability, and execution of plans based on capital resources. The price to equity multiples will be based on the amount of users, market pricing, market forces, and the time to execute the plan for NCM Financial. The undermined factors are pricing of services for real time users, media projections for real time users, and overall user retention. As the company growth rate occurs, the undetermined risks will be reduced as the company matures into a larger company. Thus, the standard metrics for venture capital market returns will be reduced to small and mid cap stock returns. Therefore, the undermined risks have been outlined in the S1 prospectus and the fair value of the stock is generated from standard metrics for venture capital based returns.

NCM Financial currently has developed and fully licensed online products for users for end of day services. The software and services compute raw market data from the exchanges computing over one hundred million possibilities in the markets to derive market information and comparisons of option contracts. Furthermore, NCM Financial owns a portfolio of web based properties which market the company’s products and services. Utilizing social media, search engines, and web based technologies for company exposure, NCM Financial’s social media network is growing at over 30,000 people per day. The network provides NCM Financial with recourses, connections, and exposure for its products and services. Collectively, the combination of the intangible assets which include the domain portfolio, social media networks, search engine exposure, and the software products and services for research and services impact the execution of the plans impacting the fair value of the stock.

Collectively, the fair value of the stock for NCM Financial is determined by multiple factors for the IPO price. Current determining factors impacting the company considered when determining the fair value of the stock are market forces, the intangibles, capital resources, scalability, sector comparisons, service based demand, replacement costs, allocation of capital, and execution of the plans provided in the prospectus. As part of the execution, NCM Financial has hired consultants to provide services based on the factors provided; which we have determined to be fair value of the stock.

Indexes and Resources

IDNX is a constant quality price index that takes into account the huge variety in domain names. The quality of the domain names is controlled for by empirical estimation techniques called hedonic regression and hedonic repeat sales regression. The empirical work is based on more than 260,000 real domain transactions from Sedo.com, the largest domain market place, spanning the years 2005-2013.

Why is it essential to consider the quality of domains when estimating an index? Taking the average of transaction prices gives a first indication of price developments but does not control for quality differences in the domains sold. If there is a time period in which more high-quality domains are sold, the average transaction price will increase, regardless of any true trend in prices. Putting it differently, one is comparing apples to oranges.

Two general methodologies are commonly used to price non-standardized assets like real estate or art. The first one, the so-called hedonic regression analysis, explains the price of an asset by a set of quality variables that describe the characteristics (hedonics) of that asset. Alternatively, the repeat sales methodology traces individual domains in time, comparing each transaction to previous transactions of the very same asset. While this is probably the most direct form of making sure to "compare apples to apples," it is disregarding all information on transactions that are sold only once. IDNX combines the advantages of both methodologies and relies on a so-called Hedonic Repeat Sales methodology, using a hedonic classification of the TLD and otherwise a repeat sales approach.

For your reference, please see: http://www.idnx.com/

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NCM Financial, Inc.

By:	/s/ Michael A. Noel
Name: Michael A. Noel
Title: Chief Executive Officer